SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-THIRD

ORDINARY  BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: December 13, 2017. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.          The Board of Directors unanimously resolved to elect, to be part of the Executive Board of Companhia Paranaense de Energia - Copel, according to the guidance of the Majority Shareholder, for a unified term of office starting January 1, 2018 and ending December 31, 2019: a) as Chief Executive Officer: Antonio Sergio de Souza Guetter; b) as Chief Financial and Investor Relations Officer: Adriano Rudek de Moura; c) as Legal and Institutional Relations Officer: Cristiano Hotz; d) as Chief Business Development Officer: Harry Françóia Júnior; e) as Chief Governance, Risk and Compliance Officer: Fabio Malina Losso; and f) as Deputy Officer: Paulo César Krauss.

II.         The Board of Directors resolved to postpone the 196th Extraordinary Shareholders’ Meeting from December 14, 2017 to December 21, 2017.

III.        The Board of Directors resolved, pursuant to Article 13 of the Company's Bylaws, to appoint Mr. Marco Antônio Barbosa Cândido as Member of the Board of Directors of Copel, replacing Mr. Luiz Henrique Tessuti Dividino, up to the Shareholders’ Meeting that will resolve on the vacancy.

IV.       The Board of Directors resolved to approve the review of the 2018-2027 Strategic Plan, the Financial Plans and the respective Financial Targets, in addition to the Corporate Risk Plans.

V.        The Board of Directors established that the Executive Board shall submit a divestment plan for non-strategic assets, which shall be approved by the Board at the ordinary meeting of January 2018.

VI.       The Board of Directors unanimously approved the 2018 Budget Proposal, which will be reviewed quarterly.

VII.      The Board of Directors, as proposed by the Executive Board, approved the advance payment of Interest on Equity (IoE), replacing the 2017 mandatory dividends, to holders of shares on December 28, 2017, pursuant to Law No. 9,249/95, as follows: a) Interest on Equity replacing the dividends, in the gross amount of two hundred sixty-six million reais (R$266,000,000.00) to be distributed as follows: i) R$0.92624 per common share (ON); ii) R$2.89050 per class A preferred share (PNA); and iii) R$1.01887 per class B preferred share (PNB); and b) the shares will be traded “ex-interest” as of January 2, 2018, including this date. The proceeds distributed, as well as the payment date, will be ratified at the Ordinary Shareholders’ Meeting, to be held up until April 2018, in which the Management’s Report, Balance Sheet and other Financial Statements for 2017 will be evaluated.

VIII.    The Members of the Statutory Audit Committee reported to the Members of the Board of Directors the information on matters discussed at its 164th Meeting, held on December 13, 2017.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; GEORGE HERMANN RODOLFO TORMIN; LEILA ABRAHAM LORIA; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 173th Ordinary Meeting of Copel's Board of Directors was drawn up in the Company’s proper book No. 9.

DENISE GOMES TEIXEIRA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 14, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.